POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

Our Management’s Discussion and Analysis (“MD&A”) of financial condition and results of operations contains references to Points International Ltd. and its subsidiaries using words “we,” “our,” and “us.”

This MD&A should be read in conjunction with our unaudited condensed consolidated interim financial statements (including the notes thereto) as at and for the three months ended March 31, 2019, the 2018 annual MD&A and the 2018 audited annual consolidated financial statements and notes thereto and other recent filings with Canadian and US securities regulatory agencies, which may be accessed at www.sedar.com or www.sec.gov.

All financial data herein has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of May 9, 2019 and was reviewed by the Audit Committee and approved by the Corporation’s Board of Directors.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, gross profit, Adjusted EBITDA, contribution, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may,” “will,” “expects,” “anticipates,” “continue,” “intends,” “plans,” “believes,” “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only our expectations, estimates and projections regarding future events. Certain significant forward-looking statements included in this MD&A include statements regarding: revenue growth and expected gross profit and Adjusted EBITDA; our pipeline opportunities including expected cross-selling opportunities; our ability to generate cash through normal course operations to fund capital expenditure needs and current operating and working capital requirements, including current lease obligations; and the financial obligations with respect to revenue guarantees.

Although we believe the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, the financial outlooks herein assume we will be able to maintain our existing contractual relationships and products, that such products continue to perform in a manner consistent with our past experience, that we will be able to generate new business from our pipeline at expected margins, in-market and newly launched products and services will perform in a manner consistent with our past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches and cross-sell existing partners is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that we will be successful in maintaining our existing contractual relationships or maintaining existing products with existing partners. Other important assumptions, factors, risks and uncertainties are included in the press release announcing our first quarter 2019 financial results, and those described in our other filings with applicable securities regulators, including our AIF, Form 40-F, annual and interim MD&A, annual consolidated financial statements and condensed consolidated interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

BUSINESS OVERVIEW

We are the global leader in providing loyalty e-commerce and technology solutions to the loyalty industry, connecting loyalty programs, third party brands and end consumers across a global transaction platform. We partner with leading loyalty brands by providing solutions that help make their programs more valuable and engaging, while driving revenue and increasing profitability to the program. We do not manage our own loyalty program, nor do we offer the core technology that operates a loyalty program. Our business is focused on becoming an important strategic partner to the world’s most successful loyalty programs by cooperating with them on valuable, private label, ancillary services.

At its simplest, our products and services are designed to benefit loyalty programs by: (1) increasing loyalty program revenues and profitability through the sale of loyalty program currency or related travel and loyalty services direct to end consumers or third parties; (2) driving efficient cost management to loyalty program operators by offering non-core redemption options; and (3) enhancing loyalty program member engagement. Our sales process begins with loyalty programs, of which we now have commercial agreements with nearly 60 leading loyalty brands around the world. Most of our contracts enable us to transact directly or indirectly with the loyalty programs’ member base to facilitate the sale, redemption or earning of loyalty currency online. Our commercial agreements with loyalty program partners are typically for fixed terms of three to five years. Contracts will generally renew with either an annual evergreen clause or a new contract extension for a set term.

Our Loyalty Commerce Platform (“LCP”) is the backbone of our product and service offerings. The LCP offers a consistent interface for loyalty programs and third parties, providing broad access to loyalty transaction capabilities, program integration, analytics, reporting, security and real-time fraud services. We have direct integrations with over 60 loyalty programs and third parties, including merchants and other technology companies in the loyalty and travel space.

Collectively, our network of loyalty program partners represents over 1 billion loyalty program accounts. Our platform and integrations typically provide us with full debit and credit functionality, enabling us to deposit or withdraw loyalty currency from each of these accounts. We view these integrations as a strategic asset that uniquely positions us to connect third party channels with highly engaged loyalty program members and the broader loyalty market. In addition, our platform is positioned to collect transaction related insights that we can leverage to increase online conversion percentages, transactions, and ultimately revenues for us and our partners.

Our loyalty partner network includes the following leading loyalty brands:

•	AF-KLM Flying Blue	•	Southwest Airlines Rapid Rewards
•	Alaska Airlines Mileage Plan	•	United Airlines MileagePlus
•	American Airlines AAdvantage	•	Virgin Atlantic Flying Club
•	ANA Mileage Club	•	Hilton Honors
•	British Airways Executive Club	•	World of Hyatt
•	Delta Air Lines SkyMiles	•	InterContinental Hotels Group
•	JetBlue TrueBlue	•	Wyndham Rewards
•	LATAM Pass	•	Emirates Skywards
•	Lufthansa’s Miles & More	•	Chase Ultimate Rewards
•	Amtrak Guest Rewards	•	Citi ThankYou
•	Etihad Guest	•	Velocity Frequent Flyer

Our organization integrates extensive knowledge and expertise in the loyalty and travel sectors with the agility and innovation of a technology start up, allowing us to better serve our loyalty program partners while maintaining our technical and marketing leadership. We are headquartered in Toronto, Canada with regional offices in San Francisco, United States, and London, United Kingdom.

Points International Ltd.’s shares are dual listed on the Toronto Stock Exchange under the trading symbol PTS and on the NASDAQ Capital Market under the trading symbol PCOM.

The Loyalty Industry

Since their inception, loyalty programs have changed the way consumers interact with their associated brands and how they purchase products and services. Businesses have leveraged loyalty to strengthen their brand, enrich relationships with existing customers, and attract and engage new customers. Loyalty programs are increasingly seen not only as strategic marketing assets of an organization, but also as highly profitable and cash-generative businesses, particularly in the travel and financial services sectors.

As the prominence of loyalty program co-branded credit cards has increased, the size and profitability of the loyalty industry has grown significantly. Many loyalty programs, particularly in the airline and hospitality verticals, have long-term contracts with banks in which they sell significant volumes of points and miles to credit cards on an annual basis to give to customers for every day spend. Likewise, similar commercial arrangements now exist with loyalty programs and retailers who are looking to add loyalty as a consumer incentive to their brand.

These types of commercial arrangements have established a massive global industry fueled by the sale and redemption of loyalty currency. Today, it is estimated that the majority of loyalty currency issued in North America is now sold by loyalty program operators to third parties, including credit card companies and other merchants. While loyalty program operators must account for the issuance of this currency as a future obligation on their balance sheet to account for its eventual redemption, the cost of each mile or point is significantly lower than what they are sold for. Given the size and scale of some frequent flyer programs, many North American airlines have generated significant revenues from their loyalty programs that can account for a significant proportion of overall airline profits. At the same time, there is a need for loyalty programs to actively manage the resulting loyalty liability with cost-effective redemption options. According to Bond Brand Loyalty’s “The Loyalty Report 2017”, the cumulative points liability for all US loyalty programs was estimated to be valued at roughly US$100 billion.

Overall loyalty program membership continues to grow. According to the Colloquy group, a leading consulting and research firm focused on the loyalty industry, the number of loyalty memberships in the US increased from 3.3 billion in 2014 to 3.8 billion in 2016, representing an increase of 15% (source: 2017 Colloquy Loyalty Census, June 2017). As the number of loyalty memberships continues to increase, the level of diversification in the loyalty landscape is evolving. While the airline, hotel, specialty retail, and financial services industries continue to be dominant in loyalty programs in the US, smaller verticals, including the restaurant and drug store industries are beginning to see larger growth in their membership base. Further, newer loyalty concepts, such as large e-commerce programs, daily deals, and online travel agencies, are becoming more prevalent. As a result of this changing landscape, loyalty programs must continue to provide innovative value propositions in order to drive activity in their programs.

As the loyalty market continues to change, we have been evolving to meet our partners’ needs by leveraging our unique position in the loyalty industry. We believe that a continued focus on innovation will maintain our leading market position in technology and marketing services, enabling us to enhance existing products and services while delivering new loyalty solutions to market that meet the needs of our partners and their members.

OUR OPERATING STRUCTURE

Our business combines attributes of both a platform and a marketing services business to offer a portfolio of consumer or business facing products and services that facilitate either the accrual or redemption of loyalty currency (points or miles). Accrual transactions are typically focused on generating revenue for our loyalty program partners while redemption transactions are focused on offering additional engagement options for program members.

Core to our operations is the LCP, an open, Application Program Interface (“API”) based transaction processing platform that we leverage for all aspects of the business. The key functions of the LCP include direct, real time integrations into our partners’ loyalty program databases that allow for customer validation and information sharing as well as debit and/or credit of loyalty program currency. Of growing importance to our business is the marketing automation capability that we continue to develop as part of the LCP’s functionality. Lastly, security, fraud mitigation, auditing and reporting functions are also centralized via the LCP.

All of the services we offer benefit from this unified operating infrastructure in two key ways. First, they allow us to launch and manage multiple products and services with increased efficiency. Secondly, our ability to aggregate and anonymize the consolidated data flowing across the platform from many programs, regions and transaction types facilitates our automated marketing and merchandising efforts.

Leveraging the LCP, we operate in three segments, each of which contain multiple loyalty products and services.

Loyalty Currency Retailing
The Loyalty Currency Retailing segment provides products and services designed to help loyalty program members unlock the value of their loyalty currency and accelerate the time to a reward. Included in this segment are the buy, gift, transfer, reinstate, accelerator and status miles services. These offerings provide loyalty program members the ability to buy loyalty program currency (such as frequent flyer miles or hotel points) for themselves, as gifts for others, purchase status miles to reach a tier status, perform a transfer of loyalty currency to another member within the same loyalty program or reinstate previously expired loyalty currency.

Loyalty Currency Retailing services provide high margin revenue to our loyalty program partners while increasing member engagement by unlocking the value of loyalty currency in the members accounts. We have direct partnerships with over 30 loyalty program partners who leverage at least one of our Loyalty Currency Retailing solutions. All loyalty program partners who leverage our loyalty currency retailing services are within the airline or hospitality verticals. Typically, we find our solutions competing with the internal technology departments of loyalty programs, leading to a “buy vs. build” decision. We have had success in becoming an outsourcing solution to loyalty programs that previously provided these same services inhouse. Given this dynamic, the length of our sales cycle for these solutions can be difficult to predict.

We take a principal role in the retailing of loyalty currencies in approximately two thirds of our loyalty program partnerships in this segment. As principal, we will sell loyalty program currency direct to the program members at a retail rate while purchasing points and miles at a wholesale rate from the program partner. Under a principal arrangement, we will typically provide the loyalty program partner an annual revenue guarantee for the term of the commercial agreement. In addition, we will pay for all credit card related fees and assume all credit risk by providing real-time fraud detection and risk mitigation services. We also have a substantial level of responsibility with respect to marketing, analytics, pricing and commercial transaction support. Revenue earned under a principal arrangement is included in Principal revenue in our condensed consolidated interim financial statements and represents the gross amount of the retail transaction collected from loyalty program members. Wholesale costs paid to loyalty programs for loyalty currency are included in Direct cost of revenue in our condensed consolidated interim financial statements.

Alternatively, we may assume an agency role in the retailing and wholesaling of loyalty currencies, which is determined by the contractual arrangement in place with the loyalty program partner and their members. In these arrangements, we typically take a less active role in the retailing of loyalty currency and earn a commission on each transaction. Revenue earned under an agency arrangement is included in Other partner revenue in our condensed consolidated interim financial statements and represents the amount of the commission earned. In these arrangements, we typically take less risk in the relationship and have less control as it relates to the sale of loyalty currency to end consumers

Platform Partners
The Platform Partners segment is comprised of a broad range of applications that are connected to and enabled by the functionality of the LCP. The LCP provides third parties transaction level access to loyalty program members and the ability to access the loyalty currencies of our program partners. Loyalty programs, merchants, and other consumer service applications leverage the LCP to broadly distribute loyalty currency and loyalty commerce transactions through multiple channels.

Included in Platform Partners are multiple third-party managed applications that are enabled by the LCP, many of which are redemption based services that offer efficient cost management solutions to loyalty programs. Also included in this segment are earn-based services, where merchants who partner with us can purchase loyalty currency to offer to their customers as an award for every day shopping. The majority of revenue in this segment is earned on a commission or transaction fee basis, which is included in Other partner revenue in our condensed consolidated interim financial statements. In addition, we generate revenue from recurring monthly hosting fees on certain services, which are recorded in Principal revenue in our condensed consolidated interim financial statements.

Points Travel
The Points Travel segment connects the world of online travel bookings with the broader loyalty industry. In 2014, we acquired Accruity Inc., the San Francisco based start-up operator of the PointsHound loyalty-based hotel booking service. Leveraging the PointsHound technology, we developed our Points Travel product, the first white-label online travel service specifically designed for loyalty programs.

We partner with loyalty programs to provide a seamless travel booking experience for loyalty program members, enabling members to earn and redeem their loyalty currency while making hotel bookings and car rentals online.

We currently have commercial arrangements with 11 travel-based loyalty programs who leverage at least one of our white-label Points Travel services. Our external competition for winning loyalty programs business for these services is high, as we typically compete against the major online travel agencies (“OTAs”). When we win new business and deploy these services to market, the sales ramp is typically slower than that experienced with our other loyalty solutions, mainly due to increased online competition for booking hotels or car rentals from OTAs or direct with hotels and car rental companies. However, we believe the opportunity for financial growth within this segment is high given the continued growth and overall size of the online travel market.

Revenue in this segment is primarily generated from commissions, which are typically the gross amount charged to end consumers for hotel bookings or car rental, less the wholesale cost to acquire the hotel room or car rental, cost of loyalty currencies delivered to the consumers and paid to the loyalty program, and other direct costs for online hotel bookings and car rentals. This majority of revenue in this segment is included in Other partner revenue in our condensed consolidated interim financial statements.

KEY GROWTH DRIVERS

Growing the Number of Loyalty Program Partners
Throughout most of our history, adding new loyalty program partners has been an important source of growth. Continuing to grow the number of Loyalty Program partners connected to our platform remains a key growth factor and important part of our strategy. As of March 31, 2019, we had commercial relationships with nearly 60 loyalty program partners. Approximately 80% of our current partners are travel based programs. In addition, approximately 80% of our loyalty program partners are based out of either North America or Europe.

The majority of our loyalty program partners are global, with end consumers and transactions originating from around the world. For that reason, the LCP was designed and operates as a global e-commerce platform, providing multiple currency and payment options as well as language specific end user experiences. We feel the investments we have made on our platform and products position us well to acquire new loyalty program partners in other geographic markets.

While we currently have a broad set of relationships with travel-based programs in North America and Europe, we believe there are substantial growth opportunities to add additional loyalty program partners, particularly in the Asia Pacific and South American loyalty markets. We also believe there is significant opportunity to partner with loyalty programs in other verticals, specifically the financial services vertical. We continue to focus on adding business development resources with travel and loyalty expertise combined with specific geographic and vertical experience to further diversify our revenue and loyalty program network.

Cross-sell Existing Partners
We believe our existing network of loyalty program partners represents a significant opportunity to cross-sell additional products and services. At the beginning of a new loyalty program partnership, most programs will typically deploy a small subset of our total products and services. As we demonstrate the benefits of our platform, we focus sales efforts with these partners on additional products and services that best fit their program, typically with limited incremental marketing and sales expense. As we launch new functionality and products across our three operating segments, we expect that our opportunity to cross-sell additional services to existing partners that do not currently leverage our full platform will increase.

Retaining and Growing Existing Loyalty Program Partner Deployments
The ability to retain and grow our in-market products and services with existing loyalty program partners remains an important growth driver for us and underlines many of the investments we make in our product and data capabilities. We believe our continued focus on product, technology and data analytics has been and will continue to be a critical driver of growth. With integrations into over 60 leading loyalty programs, the LCP has positioned us to continually improve our ability to consume loyalty data and personalize offers, increasing the effectiveness of our marketing campaigns and our partners’ profitability while minimizing member communications. We believe the market awareness for our products and services among loyalty program members is generally low and that increasing this awareness through effective marketing and product innovation can increase the penetration of our products and services. Lastly, we indirectly benefit from the growth in our loyalty program partners membership bases as well as the growth in the loyalty market in general.

HOW WE ASSESS PERFORMANCE AND NON-GAAP FINANCIAL MEASURES

Our financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). We use certain non-GAAP measures, which are defined below, to better assess our underlying performance. These measures are reviewed regularly by management and the Board of Directors in assessing our performance and in making decisions about ongoing operations. In addition, we use these measures to determine components of management compensation. We believe that these measures are also used by investors, analysts and other interested parties as an indicator of our operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income. The reconciliations for these non-GAAP measures from the closest GAAP measure are contained below.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) and Effective Margin
We believe that Adjusted EBITDA and Effective margin, non-GAAP financial measures, are useful to management and investors as supplemental measures to evaluate our operating performance.

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, finance costs, depreciation and amortization, equity-settled share-based payment expense, and foreign exchange. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Adjusted EBITDA is a component of our management incentive plan and is used by management to assess our operating performance. The presentation of Adjusted EBITDA is to provide additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Adjusted EBITDA should therefore not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate Adjusted EBITDA differently.

We calculate Effective margin by dividing Adjusted EBITDA by Gross Profit. We use Effective margin as a key internal measure of operating efficiency. This measure demonstrates our ability to generate profitability after we have funded operating expenses.

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended

(In thousands of US dollars)
(unaudited)	Mar 31, 2019	Mar 31, 2018	$Variance	% Variance
Net income	$1,757	$2,258	$(501)	(22%	)
Income tax expense	685	862	(177)	(21%	)
Finance costs	76	-	76	-
Depreciation and amortization	1,142	866	276	32%
Foreign exchange gain	(244)	(158)	(86)	54%
Equity-settled share-based payment expense	1,217	975	242	25%
Adjusted EBITDA	$4,633	$4,803	$(170)	(4%	)

Gross Profit and Gross Margin
Gross profit, defined by management as total revenues less direct costs of revenue, is a non-GAAP financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. We view gross profit as an integral measure of financial performance as it represents an internal measure of ongoing growth and the amount of revenues that are available to fund ongoing operating expenses, including incremental spending that is in line with our long-term strategic goals. Gross profit is a component of our management incentive plan and is used by management to assess our operating performance. In general, we seek to maximize the gross profit generated from each loyalty partner relationship.

Gross margin is a non-GAAP financial measure and is defined by management as Gross profit as a percentage of Total revenue.

Reconciliation of Revenue to Gross Profit

	For the three months ended
(In thousands of US dollars)
(unaudited)	Mar 31, 2019	Mar 31, 2018	$ Variance	% Variance

Revenue	$95,943	$89,110	$6,833	$8%
Less:
Direct cost of revenue	82,577	75,594	6,983	9%
Gross profit	$13,366	$13,516	$(150)	$(1%	)
Gross margin	14%	15%

Adjusted Operating Expenses

Adjusted operating expenses is a non-GAAP financial measure, which is defined as Employment Costs, Marketing and Communications, Technology Services and Other Operating Expenses, excluding equity-settled share-based payment expense. Adjusted operating expenses are predominantly cash based expenditures. The closest GAAP measure is Total Operating

Expenses in the condensed consolidated interim financial statements and the reconciliation from Total Operating Expenses to Adjusted Operating Expenses is shown below.

Reconciliation of Total Operating Expenses to Adjusted Operating Expenses

	For the three months ended
(In thousands of US dollars)
(unaudited)	Mar 31, 2019	Mar 31, 2018	$Variance	% Variance
Total Operating Expenses	$11,110	$10,473	$637	6%
Subtract (add):
Depreciation and amortization	1,142	866	276	32%
Foreign exchange gain	(244)	(158)	(86)	54%
Equity-settled share-based payment expense	1,217	975	242	25%
Adjusted Operating Expenses	$8,995	$8,790	$205	2%

Direct and Indirect Adjusted Operating Expenses

Adjusted operating expenses are allocated to either direct adjusted operating expenses or indirect adjusted operating expenses. Direct adjusted operating expenses are expenses which are directly attributable to each operating segment. Indirect adjusted operating expenses comprise costs that are shared among the Loyalty Currency Retailing, Platform Partners and Points Travel operating segments, including costs associated with various corporate functions, such as Finance, Human Resources, Legal and certain expenses associated with information technology infrastructure.

	For the three months ended
(In thousands of US dollars)
(unaudited)	Mar 31, 2019	Mar 31, 2018	$Variance	% Variance
Adjusted Operating Expenses	$8,995	$8,790	$205	2%
Less:
Indirect Adjusted Operating Expenses	3,300	3,251	49	2%
Direct Adjusted Operating Expenses	$5,695	$5,539	$156	3%

Contribution

Contribution is a non-GAAP financial measure and is defined as Gross profit for the relevant operating segments less direct adjusted operating expenses for those segments. We believe that contribution is a key financial measure to assess the underlying profitability of our three operating segments, as this metric excludes all indirect adjusted operating expenses that are shared by the three operating segments. This is the measure used by the Chief Operating Decision Maker when reviewing segment results and making resource allocation decisions.

The presentation of contribution is to provide additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Contribution should therefore not be considered in isolation and other issuers may calculate contribution differently.

Reconciliation of Gross Profit to Contribution

	For the three months ended
(In thousands of US dollars)
(unaudited)	Mar 31, 2019	Mar 31, 2018	$Variance	% Variance
Gross profit	$13,366	$13,516	$(150)	(1%	)
Less:
Direct adjusted operating expenses	5,695	5,539	156	3%
Contribution	$7,671	$7,977	$(306)	(4%	)

SELECTED FINANCIAL INFORMATION

The following information is provided to give a context for the broader comments elsewhere in this report.

	For the three months ended
(In thousands of US dollars, except share	Mar 31,
and per share amounts) (Unaudited)	2019	Mar 31, 2018	$ Variance	% Variance
Consolidated
Principal revenue	$90,006	$83,307	$6,699	8%
Other partner revenue	5,937	5,803	134	2%
Total revenue	95,943	89,110	6,833	8%
Gross profit	13,366	13,516	(150)	(1%	)
Gross margin	14%	15%
Adjusted operating expenses	8,995	8,790	205	2%
Finance income	262	77	185	240%
Adjusted EBITDA	4,633	4,803	(170)	(4%	)
Effective margin	35%	36%
Total operating expenses	11,110	10,473	637	6%
Net income	$1,757	$2,258	$(501)	(22%	)
Earnings per share
Basic	$0.13	$0.16	$(0.03)	(19%	)
Diluted	$0.12	$0.16	$(0.04)	(25%	)
Weighted average shares outstanding
Basic	14,003,876	14,474,625	(470,749)	(3%	)
Diluted	14,110,523	14,521,064	(410,541)	(3%	)
Total assets	$117,172	$117,213	$(41)	-
Total liabilities	78,805	75,724	3,081	4%
Total shareholders’ equity	$38,367	$41,489	$(3,122)	(8%	)

FINANCIAL INFORMATION BY SEGMENT

	For the three months
	ended
(In thousands of US dollars) (Unaudited)	Mar 31,
	2019	Mar 31, 2018	$Variance	% Variance
Loyalty Currency Retailing
Principal revenue	89,480	82,652	6,828	8%
Other partner revenue	4,138	3,955	183	5%
Total revenue	93,618	86,607	7,011	8%
Gross profit	11,185	11,159	26	-
Direct adjusted operating expenses	3,185	3,254	(69)	(2%	)
Contribution	8,000	7,905	95	1%
Platform Partners
Principal revenue	509	632	(123)	(19%	)
Other partner revenue	1,382	1,405	(23)	(2%	)
Total revenue	1,891	2,037	(146)	(7%	)
Gross profit	1,751	1,903	(152)	(8%	)
Direct adjusted operating expenses	947	1,015	(68)	(7%	)
Contribution	804	888	(84)	(9%	)
Points Travel
Principal revenue	17	23	(6)	(26%	)
Other partner revenue	417	443	(26)	(6%	)
Total revenue	434	466	(32)	(7%	)
Gross profit	430	454	(24)	(5%	)
Direct adjusted operating expenses	1,563	1,270	293	23%
Contribution	(1,133)	(816)	(317)	39%

SEGMENTED RESULTS AND OPERATING HIGHLIGHTS

Loyalty Currency Retailing
Total revenue for the Loyalty Currency Retailing segment increased $7,011 or 8%, to $93,618 for the quarter ended March 31, 2019, primarily due to organic growth from our existing principal partnerships and to a lesser extent, new partners added over the last twelve months. As expected, gross profit of $11,185 in the first quarter of 2019 was relatively flat with the prior year period.

The consistency in gross profit year over year was primarily driven by two factors: (1) strong performance in the first half of 2018 from one of our hotel partners due to heightened promotional activity ahead of a scheduled merger with another hotel loyalty program partner; and (2) the departure of a long-time Middle East partner in the back half of 2018 resulting from geopolitical issues beyond our control. These two factors were offset by underlying growth in the segment from new partners launched over the last twelve months and organic growth experienced from other partnerships.

Direct adjusted operating expenses in the first quarter of 2019 decreased 2% or $69 compared to the same period in 2018, largely due to lower marketing expense incurred in the first quarter of 2019 relative to the prior year period. The segment continues to generate strong bottom line profitability, with contribution of $8,000 for the quarter ended March 31, 2019, an increase of 1% over the same period in 2018. The movement in contribution was in line with the change in gross profit.

Platform Partners
Platform Partners total revenue for the quarter ended March 31, 2019 was $1,891, a decrease of 7% over the comparable prior year period. Similarly, gross profit for the segment decreased 8% relative to the first quarter of 2018. The year over year decrease in revenue and gross profit was largely due to new economics associated with a contract renewal with one of our larger partners in this segment. The new contract structure is more heavily weighted to a transaction fee based model compared to a fixed fee model, which lessened the overall contribution from this partner in the short term but has greater long term economic potential over the term of the contract. Direct adjusted operating expenses attributable to the segment decreased by $68 or 7% in the first quarter of 2019 relative to the first quarter of 2018, mainly due to lower personnel related costs attributable to the segment. Overall, the Platform Partners segment generated contribution of $804 in the first quarter of 2019, a decrease of 9%, or $84 relative to the comparable period in 2018, which is consistent with the decrease in gross profit.

Points Travel
Total revenue in the Points Travel segment in the first quarter of 2019 decreased 7% to $434. Similarly, gross profit in the first quarter of 2019 was $430, a decrease of 5% over the prior year period. In the first quarter of 2019, we continued to fund customer acquisition costs with a higher than normal portion of our available margin, particularly with our largest partner in this segment. This resulted in compressed per transaction margins and muted gross profit growth in the first quarter of 2019, but increased overall booking volume relative to the prior year period.

Direct adjusted operating expenses for the quarter ended March 31, 2019 increased $293 or 23% over 2018, mainly due to increased personnel related expenses attributable to the Points Travel segment. As a result, a contribution loss of $1,133 was generated in the first quarter of 2019 compared to a contribution loss of $816 in the same period in 2018.

In the first quarter of 2019, we saw continued traction in cross selling our Points Travel services to existing loyalty program partners. In February 2019, we launched hotel redemption capabilities with Frontier Airlines, a loyalty program partner that has been leveraging our Loyalty Currency Retailing services for over 8 years. With this new service offering, FRONTIER Miles members now have the ability to redeem miles when booking on over 300,000 hotels across the globe.

REVIEW OF CONSOLIDATED PERFORMANCE

Revenue, Gross Profit, and Gross Margin

Consolidated revenue for the period ended March 31, 2019 was $95,943, an increase of $6,833 or 8% over the comparable prior year period. The increase in consolidated revenue was primarily driven by organic growth from existing principal partnerships in the Loyalty Currency Retailing segment, and to a lesser extent, the impact of new partner launches in 2018. Organic revenue growth in 2019, which we calculate as the year over year growth in revenue from existing partnerships and products that have been in market for at least one year, was approximately 6% across all segments, after adjusting for the departure of a middle east carrier in the latter half of 2018.

For the period ended March 31, 2019, consolidated gross profit was $13,366, a decrease of 1% over the comparable prior year period. As expected, underlying gross profit growth from in market deployments in the loyalty currency retailing segment were offset by the following: (1) strong performance in the first half of 2018 from one of our hotel partners due to heightened promotional activity ahead of a scheduled merger with another hotel loyalty program partner; and (2) the departure of a long time Middle East partner in the back half of 2018 resulting from geopolitical issues beyond our control. Our Platform Partners and Points Travel segments saw year over year decreases in gross profit of $152 and $24, respectively.

Gross margin for the period ended March 31, 2019 was 14%, a 1% decrease over the period ended March 31, 2018, largely due to the relative mix of partner and product sales relative to the prior year. Specifically, the prior year quarter saw higher proportionate sales from our agency partnerships in the Loyalty Currency Retailing segment, driving consolidated gross margin higher in the prior year quarter.

Total Operating Expenses and Adjusted Operating Expenses

For the period ended March 31, 2019, we incurred consolidated total operating expenses of $11,110, an increase of $637 or 6% over the comparable prior year period. The increase was mainly driven by an increase in employment costs, primarily due to higher equity-settled share-based payment expenses related to performance-based options that were issued at the end of 2018, and to a lesser extent, increased resource levels compared to the first quarter of 2018. In addition, depreciation and amortization expense increased in the first quarter of 2019, which was offset by lower operating expenses, both resulting from the implementation of IFRS 16.

For the quarter ended March 31, 2019, consolidated adjusted operating expenses were $8,995, an increase of 2% over the comparable prior year period. The increase was primarily attributable to increased employment costs associated with the full quarter impact of additional resources added throughout 2018. The increase in employment was partially offset by a reduction to other operating expenses, which was due to lower professional fees incurred in the first quarter of 2019 combined with the impact of the new IFRS 16 standard. Under the new standard, straight-line operating lease expenses are replaced with depreciation charges for right-of-use assets and interest expense on lease liabilities, which resulted in a decrease in operating expenses compared to the prior year quarter.

Finance income

Finance income is derived from interest earned on cash and cash equivalents. Finance income for the period ended March 31, 2019 was $262, an increase of $185 over the prior year period. The increase was primarily due to the investment of funds in higher yield accounts relative to the prior year.

Adjusted EBITDA and Effective Margin

For the period ended March 31, 2019, consolidated Adjusted EBITDA was $4,633, a decrease of $170 or 4% over the comparable prior year period. The decline in Adjusted EBITDA was primarily the result of a slight decline in gross profit combined with a slight increase in adjusted operating expenses relative to the prior year quarter, partially offset by increased finance income. Effective margin decreased slightly from 36% in the first quarter of 2018 to 35% in the first quarter of 2019.

Equity-settled share-based payment expense

We incur certain employment related expenses that are settled in equity-based instruments. For the period ended March 31, 2019, equity-settled share-based payment expenses increased $242 or 25%, compared to the prior year quarter. The year over year increase was due to the impact of performance-based options issued to management at the end of 2018.

Depreciation and amortization

For the quarter ended March 31, 2019, depreciation and amortization expense was $1,142, an increase of 32% compared to the prior year period. The increase was primarily due to the impact of IFRS 16, which resulted in additional depreciation expense on right-of-use assets of $283.

Foreign exchange gain

We are exposed to Foreign Exchange (“FX”) risk as a result of transactions in currencies other than our functional currency, the US dollar. FX gains and losses arise from the translation of our balance sheet, revenue and expenses. We hold balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payable and accrued liabilities, and deposits) that give rise to exposure to FX risk. At period end, non-US dollar monetary balance sheet accounts are translated at the period-end FX rate. The net effect after translating the balance sheet accounts is recorded in the condensed consolidated interim statement of comprehensive income for the period.

The majority of our revenues in the period ended March 31, 2019 were transacted in US dollars. We also generate revenues in EUROs, British Pounds, and other currencies. The direct cost of revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to these currencies. Adjusted operating expenses are incurred predominantly in Canadian dollars, exposing us to FX risk.

For the quarter ended March 31, 2019, we recorded a foreign exchange gain of $244 compared with a foreign exchange gain of $158 in the comparable prior year period. Foreign exchange gains and losses fluctuate from period to period due to movements in foreign currency rates.

Income tax expense

We are subject to income tax in multiple jurisdictions and assess our taxable income to ensure eligible tax deductions are fully utilized. For the quarter ended March 31, 2019, we incurred income tax expense of $685 compared to $862 in the prior year period. The decrease was primarily attributable to lower income before taxes.

Finance costs

Finance costs consist of interest expense related to lease liabilities. On January 1, 2019, we implemented IFRS 16, on a modified retrospective basis, which replaced straight-line operating lease expenses with depreciation charges for right-of-use assets and interest expense on lease liabilities. Finance costs for the three months ended March 31, 2019 was $76 (2018 - nil).

Net Income and earnings per share

	For the three months ended
(In thousands of US dollars,
except per share amounts)
(Unaudited)	Mar 31, 2019	Mar 31, 2018	Variance	% Variance
Net income	$1,757	$2,258	$(501)	(22%	)
Earnings per share
Basic	$0.13	$0.16	$(0.03)	(19%	)
Diluted	$0.12	$0.16	$(0.04)	(25%	)

Net income for the period ended March 31, 2019 was $1,757, a decrease of $501 or 22% compared to the prior year period. The decrease was mainly due to increased employment costs, partially offset by lower other operating expenses in the quarter ended March 31, 2019 compared to the prior year quarter.

Basic earnings per share are calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 14,003,876 common shares for the period ended March 31, 2019, compared with 14,474,625 common shares for the period ended March 31, 2018. The weighted average number of outstanding common shares for diluted earnings per share was 14,110,523 common shares for the period ended March 31, 2019, compared with 14,521,064 common shares for the period ended March 31, 2018. Basic and diluted earnings per share was $0.13 and $0.12 respectively for the period ended March 31, 2019 compared to $0.16 basic and diluted earnings per share for the same period ended 2018.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at

				%
(In thousands of US dollars) (unaudited)	Mar 31, 2019	Dec 31, 2018	$Variance	Variance
Cash and cash equivalents	$68,321	$69,131	$(810)	(1%	)
Restricted cash	500	500	-	-
Funds receivable from payment processors	7,578	13,512	(5,934)	(44%	)
Total funds available	$76,399	$83,143	$(6,744)	(8%	)

Our sources of liquidity are primarily our total funds available, cash provided from operating activities, and any borrowings we may have under our credit facility. Total funds available, which we calculate as cash and cash equivalents, funds receivable from payment processors, and any restricted cash, was $76,399 as at March 31, 2019. Total funds available can fluctuate between periods due to changes in working capital balances, the timing of promotional activity and partner payments, and the timing of receipts from our payment processors. As at and for the period ended March 31, 2019, we had no borrowings under our credit facility.

We have been able to generate sufficient cash through normal course operations to fund capital expenditure needs, current operating and working capital requirements, and purchases of shares under our Normal Course Issuer Bid (“NCIB”). Our ability to generate sufficient cash flows and/or obtain additional sources of funding may be affected by the risks and uncertainties discussed within this MD&A.

As at March 31, 2019, the following two facilities are available until May 31, 2019. The first facility is a revolving operating facility in the amount of $8,500 at an interest rate range of 0.35% to 0.75% per annum over the bank base rate. The second credit facility is a term loan facility of $5,000 to be used solely for the purposes of financing the cash consideration relating to potential acquisitions, at an interest rate range of 0.40% to 0.80% per annum over the bank base rate. There have been no borrowings to date under these credit facilities. We are required to comply with certain financial and non-financial covenants under the agreement governing these credit facilities. We were in compliance with all applicable covenants on our facilities as at March 31, 2019.

Sources and Uses of Cash

	For the three months ended
(In thousands of US dollars)
(Unaudited)	Mar 31, 2019	Mar 31, 2018	$Variance	% Variance

Operating activities	$6,061	$12,541	$(6,480)	(52%	)
Investing activities	(807)	(611)	(196)	(32%	)
Financing activities	(6,211)	(4,248)	(1,963)	(46%	)
Effects of exchange rates	147	(420)	567	(135%	)
Change in cash and cash equivalents	$(810)	$7,262	$(8,072)	(111%	)

Operating Activities

Cash flows from operating activities were $6,061 for the period ended March 31, 2019, a decrease from the comparable prior year period. Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services we offer and are reduced by cash payments to loyalty partners, and payment of operating expenses. Cash flows from operating activities may vary significantly between periods due to changes in working capital balances and the timing of our promotional activity. In the first quarter of 2019, the Corporation experienced a decrease in cash flows from operating activities compared to the prior year quarter, primarily due to timing of receipts from our payment processors and payments to loyalty program partners.

Investing Activities

Cash used in investing activities during the period ended March 31, 2019 included cash used for the purchase of property and equipment and internally developed intangible assets.

Financing Activities

Cash flows used in financing activities during the period ended March 31, 2019 primarily related to $2,965 of withholding taxes paid on net settlement of Restricted Share Units (“RSUs”), 219,641 shares repurchased for cancellation under our NCIB in the amount of $2,456 and $599 of additional cash outlays to acquire shares held in trust for the future settlement of RSUs.

Contractual Obligations and Commitments

	Total	Year 1	Year 2	Year 3	Year 4	Year 5+
(unaudited)
Direct cost of revenue(1) (2)	$392,493	$88,879	$84,529	$81,249	$50,679	$87,157

(1) For certain loyalty partners, we guarantee a minimum level of points/miles purchases for each contract year, over the duration of the contract term with the loyalty partner. We evaluate each guarantee at each reporting date and at the end of each contract year, to determine if the guarantee will be met for that respective contract year.
(2) The guarantees and commitments schedule is prepared on a rolling 12-month basis. If a revenue guarantee has been met, it is removed from the disclosure above.

Our principal revenue obligations represent contractual commitments on the minimum value of transactions processed over the term of our agreements with certain loyalty program partners in our Loyalty Currency Retailing segment. Under this type of guarantee, in the event that the sale of loyalty program currencies is less than the guaranteed amounts, we would be obligated to purchase additional miles or points from the loyalty program partner equal to the value of the revenue commitment shortfall. As at March 31, 2019, loyalty currency held for future resale of $1,992 was recorded as prepaid expenses and other assets on the condensed consolidated interim statement of financial position. We fund our principal revenue obligations through working capital.

Financial Instruments

We have customers and suppliers that transact in currencies other than the US dollar which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in FX exchange rates. We are primarily exposed to the Canadian dollar, the EURO and the British Pound. Revenues earned from our partners based in Canada are contracted in and paid in Canadian dollars. We use these funds to fund the Canadian operating expenses thereby reducing our exposure to foreign currency fluctuations. As part of our risk management strategy, we enter into FX forward contracts extending out to approximately one year to reduce the FX risk with respect to Canadian dollar denominated disbursements. These contracts have been designated as cash flow hedges. We do not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current income. For the period ended March 31, 2019, we reclassified a loss of $183, net of tax, from other comprehensive income into net income (period ended March 31, 2018 – reclassified a gain of $126, net of tax, from other comprehensive loss into net income). The cash flow hedges were effective for accounting purposes during the period ended March 31, 2019. Realized losses from our hedging activities in the three months ended March 31, 2019 were driven by the changes in the relative strength of the US dollar compared to the Canadian dollar.

As at March 31, 2019, forward contracts with a notional value of $15,260, and in a net liability position of $391 (December 31, 2018 – $878 in net liability position), with settlement dates extending to February 2020, have been designated as cash flow hedges for hedge accounting treatment under IFRS 9, Financial Instruments. These contracts are intended to reduce the FX risk with respect to anticipated Canadian dollar denominated expenses.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 163,046 shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at March 31, 2019

Security Type	Month of Expiry	Number	Exercise Price (CAD$)
Option	September 29, 2019	1,169	19.82
Option	March 16, 2020	161,877	12.34
Total		163,046

BALANCE SHEET

(In thousands of US dollars) (unaudited)
Consolidated Balance Sheet Data as at	Mar 31, 2019	Dec 31, 2018	(1)
Cash and cash equivalents	$68,321	69,131
Restricted cash	500	500
Funds receivable from payment processors	7,578	13,512
Accounts receivable	7,090	9,318
Prepaid taxes	374	383
Prepaid expenses and other assets	3,617	3,618
Total current assets	$87,480	$96,462
Property and equipment	2,583	2,351
Right-of-use assets	3,905	-
Intangible assets	13,668	13,952
Goodwill	7,130	7,130
Deferred tax assets	2,406	2,645
Total non-current assets	$29,692	$26,078

Accounts payable and accrued liabilities	$8,590	$9,489
Income taxes payable	47	117
Payable to loyalty program partners	64,636	69,749
Current portion of lease liabilities	1,243	-
Current portion of other liabilities	1,085	1,680
Total current liabilities	$75,601	$81,035

Lease liabilities	3,107	-
Other liabilities	97	495
Total non-current liabilities	$3,204	$495
Total shareholders’ equity	$38,367	$41,010

(1)	The Corporation has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach comparative information is not restated.

Cash and cash equivalents

Cash and cash equivalents balance decreased $810 as at March 31, 2019 compared to the end of 2018. The decrease in cash and cash equivalents was largely due to withholding taxes paid on net settlement of RSUs, shares repurchased and cancelled under our NCIB and purchases of shares held in trust for future settlements of RSUs, partially offset by positive cash flows generated from operating activities.

Funds receivable from payment processors

Funds receivable from payment processors represents the gross value of retail transactions, or gross sales, charged to and paid by end consumers that are held with our payment processors. On average, cash collected from end consumers is typically deposited into our bank accounts by our payment processors two days from the date of sale. This balance decreased $5,934 compared to the end of 2018, which is largely attributable to the timing of promotional activity at the end of the period relative to the prior year period and timing of receipts from our payment processors. In general, this balance can vary significantly depending on the timing and richness of promotional activity in the market at the end of a given period. Generally, if the end of a period contains a high level of promotional activity, the receivable from payment processors balance will be higher relative to a period with minimal promotional activity at the end of a period.

Accounts receivable

Accounts receivable decreased $2,228 compared to the end of 2018, primarily due to lower receivables with certain loyalty program partners due to the timing of sales and transactional activity.

Right-of-use assets

On January 1, 2019, we adopted IFRS 16 and recognized right-of-use assets on our condensed consolidated interim statement of financial position, representing our control of and the right to use the underlying assets. As at March 31, 2019, right-of-use was $3,905 (2018 – nil).

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities decreased $899 compared to the end of 2018 and is primarily due to the timing of payments including our annual employee incentives.

Lease liabilities

On January 1, 2019, we adopted IFRS 16 and recognized lease liabilities on our condensed consolidated interim statement of financial position, representing our obligation to make future lease payments. As at March 31, 2019, the current and non-current portion of lease liabilities were $1,243 and $3,107, respectively (2018 – nil).

Income taxes payable

Income taxes payable decreased by $70 compared to the end of 2018 due to the timing of corporate income tax instalments made to tax authorities, offset by the Q1 2019 tax provision.

Payable to loyalty program partners

Payable to loyalty program partners decreased $5,113 compared to the end of 2018, which is primarily attributable to the timing of payments made to loyalty partners. We typically remit funds to loyalty program partners approximately 30 days after the end of the month of loyalty currency sales.

OUTSTANDING SHARE DATA

As of April 30, 2019, there were 13,817,239 common shares outstanding.

As of April 30, 2019, there were outstanding options exercisable for up to 1,234,857 common shares. The options have exercise prices ranging from $9.89 to $17.08 with a weighted average exercise price of $13.90. The expiration dates of the options range up to March 18, 2025.

The following table lists the common shares issued and outstanding as at April 30, 2019 and the securities that are currently convertible into or exercisable for common shares along with the maximum number of common shares issuable on conversion or exercise.

(Unaudited)
	Common Shares	Proceeds
Common Shares Issued & Outstanding	13,817,239
Convertible Securities: Share options	1,234,857	CAD$ 17,167,451
Common Shares Issued & Potentially Issuable	15,052,096	CAD$ 17,167,451
Securities Excluded from Calculation:
Options Available for grant from ESOP(1)	295,003

(1) “ESOP” is defined as the Employee Stock Option Plan. The number of options available for grant is calculated as the total share option pool less the number of outstanding share options.

THREE YEAR SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts) (Unaudited)

Three month period ended	Total		Basic earnings	Diluted earnings
	Revenue	Net income	per share	per share
March 31, 2019	$ 95,943	$ 1,757	$ 0.13	$ 0.12
December 31, 2018	94,918	2,246	0.16	0.16
September 30, 2018	94,358	1,476	0.10	0.10
June 30, 2018	97,859	1,812	0.12	0.12
March 31, 2018	89,110	2,258	0.16	0.16
December 31, 2017	88,133	1,191	0.08	0.08
September 30, 2017	91,589	605	0.04	0.04
June 30, 2017	85,807	732	0.05	0.05
March 31, 2017	83,115	852	0.06	0.06
December 31, 2016	81,955	(3,674)	(0.24)	(0.24)
September 30, 2016	82,442	335	0.02	0.02
June 30, 2016	83,864	931	0.06	0.06

Generally, increases in transaction levels, revenues and gross profit will drive higher overall profitability. Our revenues are primarily impacted by retaining loyalty program partners and growing the performance of products deployed with these partners, adding new loyalty program partners, and cross-selling new products to existing loyalty program partners during the year. In the absence of launching any new loyalty program partners or new products, quarterly revenues will be impacted by the level of marketing and promotional activity carried out, which will vary quarter to quarter.

Historically, we have been able to consistently grow revenue by adding new loyalty program partnerships year after year. In addition, we have been able to grow revenues with existing partnerships year over year by improving our ability to consume loyalty data across the LCP to drive and inform our marketing efforts. Revenue growth has also come from our ability to sell additional loyalty products and services to existing partners.

CONTROLS AND PROCEDURES

On January 1, 2019, we implemented a new accounting system, which resulted in changes to controls and procedures pertaining to financial reporting.

Other than the item described above, there have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

For the Corporation’s accounting policies and critical accounting estimates and judgments, refer to the Corporation’s MD&A and audited annual consolidated financial statements for the year ended December 31, 2018. The preparation of the consolidated financial statements in accordance with IFRS, requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. Significant changes in these assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results may differ from these estimates.

In 2019, we adopted the following new standards and amendments to existing standards:

  IFRS 16, Leases (“IFRS 16”)

Effective January 1, 2019, the Corporation adopted IFRS 16 which specifies how to recognize, measure, present and disclose leases. The standard introduces a single, on-balance sheet lessee accounting model, requiring lessees to recognize right-of-use assets and lease liabilities representing its obligation to make lease payments, unless the underlying leased asset has a low value or is considered short term.

The Corporation adopted IFRS 16 using a modified retrospective approach. Accordingly, comparative information presented for 2018 has not been restated. On transition to IFRS 16, the Corporation elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Corporation applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17, Leases and IFRIC 4 , Determining whether an Arrangement contains a Lease were not reassessed. The Corporation’s leases primarily consist of leases for office premises with terms ranging from 2 to 4 years. The lease term includes periods covered by an option to extend if the Corporation is reasonably certain to exercise that option.

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of remaining lease payments, discounted at the Corporation’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liabilities, adjusted for any prepaid or accrued lease payments relating to that lease.

The Corporation has elected to use the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

  applied a single discount rate to a portfolio of leases with reasonably similar characteristics;
  excluded initial direct costs from the measurement of the right-of-use assets at the date of initial application; and
  relied upon the Corporation’s assessment of whether leases are onerous under the requirements of IAS 37, Provisions, contingent liabilities and contingent assets as at December 31, 2018 as an alternative to reviewing our right-of-use assets for impairment.

  The Corporation has elected not to separate non-lease components and will instead account for the lease and non-lease component as a single lease component. In addition, the Corporation has elected not to recognize right-of-use assets and lease liabilities for some leases of low value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

The impact on transition to IFRS 16 is summarized below:

(Unaudited)	Jan. 1, 2019
Prepaid expenses and other assets	$(109)
Right-of-use assets	$4,102
Current portion of other liabilities	$(120)
Current portion of lease liabilities	$1,203
Lease liabilities	$3,272
Other liabilities	$(362)

The following standards are also effective from January 1, 2019, but they do not have a material impact on our condensed consolidated interim financial statements:

  IAS 28, Investments in Associates and Joint Ventures;
  IAS 19, Employee Benefits; and
  IFRIC 23, Uncertainty over Income Tax Treatments.